Filed by: V.I. Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Panacos Pharmaceuticals, Inc.

Exchange Act File No. 000-24241

Notice to Shareholders

VITEX has filed a Registration Statement on Form S-4 in connection with the merger, and VITEX and Panacos have mailed a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about VITEX, Panacos, the merger and related matters. Investors and security holders can obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov, and by calling VITEX Investor Relations at 617-926-1551.

VITEX and Panacos, and their respective directors, executive officers and certain members of management and employees will be soliciting proxies from VITEX and Panacos stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that VITEX’s and Panacos’ directors and executive officers have in the merger is available in the Joint Proxy Statement/Prospectus.

The following fact sheet and transcript are being utilized to solicit votes in favor of the proposals that are described in the Registration Statement on Form S-4 and Joint Proxy Statement - Prospectus. The proposals are as follows:

1.	To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 2, 2004, and as amended, by and among VITEX, Panacos Pharmaceuticals, Inc., and certain stockholders of Panacos, and the merger, as described in the Joint Proxy Statement - Prospectus.

2.	To adopt the Supplemental Equity Compensation Plan as described in the Joint Proxy Statement - Prospectus.

3.	To amend VITEX’s Certificate of Incorporation to increase the number of authorized shares of Common Stock from 75,000,000 shares to 550,000,000, as described in the Joint Proxy Statement - Prospectus.

4.	To approve the Securities Purchase Agreement, dated as of December 9, 2004, by and among VITEX and the purchasers identified on the signature pages thereto, and the related issuance of $20,000,000 worth of shares of common stock and warrants to purchase shares of common stock, as described in the Joint Proxy Statement - Prospectus.

5.	To approve an amendment to VITEX’s Certificate of Incorporation to effect a reverse stock split of our common stock, at a ratio within the range of 1:5 to 1:20, as required by the terms of the Securities Purchase Agreement and at such a ratio to be determined by the Board of Directors of VITEX, as described in the Joint Proxy Statement - Prospectus.

FACT SHEET

V.I. Technologies, Inc.

134 Coolidge Ave

Watertown, MA 02472

617-926-1551

www.vitechnologies.com

ABOUT THE COMPANY:

VITEX: VITEX’s principal business is the development of novel anti-infective technologies. VITEX has designed its proprietary INACTINE Pathogen Reduction System for red cells to inactivate a wide range of viruses, bacteria, parasites and lymphocytes from red blood cells. The INACTINE system has also demonstrated in research studies high efficiency in removing prion proteins, a substance found in the body which in an abnormal form is thought to cause certain diseases, including mad cow and related diseases.

PANACOS: Panacos Pharmaceuticals principal business involves the discovery and development of small molecule, orally available drugs for the treatment of HIV and other major human viral diseases. Panacos’ proprietary discovery technologies focus on novel targets in the virus life cycle, including virus fusion and virus maturation, the first and last steps of viral infection. Panacos recently initiated Phase II clinical testing of PA-457, the first in a new class of oral drugs that inhibit virus maturation, a new drug target discovered by Panacos.

V.I. Technologies, Inc. Special Meeting of Shareholders

LOCATION:	Offices of: Mintz, Levin, Cohen, Ferris, Glovsky and Popeo, P.C..
One Financial Center
Boston, MA

Time:	10:00 am EST
Date:	Thursday, March 10, 2005

Record Date:	January 10, 2005

Number of Shares Outstanding:	54,428,333

Mail Date: (on or about)	February 15, 2005

Ticker Symbol:	VITX (NASDAQ)

Cusip Number:	917920-10-0

Transfer Agent:	Amer. Stock Transfer

(212)-936-5100

PROPOSALS

1.	To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 2, 2004, and as amended, by and among VITEX, Panacos Pharmaceuticals, Inc., and certain stockholders of Panacos, and the merger, as described in the Joint Proxy Statement – Prospectus.

2.	To adopt the Supplemental Equity Compensation Plan as described in the Joint Proxy Statement – Prospectus.

3.	To amend VITEX’s Certificate of Incorporation to increase the number of authorized shares of Common Stock from 75,000,000 shares to 550,000,000, as described in the Joint Proxy Statement – Prospectus.

4.	To approve the Securities Purchase Agreement, dated as of December 9, 2004, by and among VITEX and the purchasers identified on the signature pages thereto, and the related issuance of $20,000,000 worth of shares of common stock and warrants to purchase shares of common stock, as described in the Joint Proxy Statement - Prospectus.

5.	To approve an amendment to VITEX’s Certificate of Incorporation to effect a reverse stock split of our common stock, at a ratio within the range of 1:5 to 1:20, as required by the terms of the Securities Purchase Agreement and at such a ratio to be determined by the Board of Directors of VITEX, as described in the Joint Proxy Statement - Prospectus.

Explanation of Proposals

1.	The Board of Directors believes the merger combines complementary technologies and scientific and product development expertise into a single company focused on novel anti-infective technologies to treat serious infections. As a result, the Board believes the merger will create substantial long-term value for the stockholders of both companies

VITEX’s Board of Directors has determined that the terms of the merger and the merger agreement are fair to, and in the best interests of, VITEX and its stockholders. Accordingly, VITEX’s Board of Directors has approved the merger agreement and the amendments to the agreement and has also approved the consummation of the merger and recommends that you vote FOR approval of the merger agreement and the merger.

2.	The VITEX Board of Directors has adopted, subject to stockholder approval and the approval of the merger, the Supplemental Equity Compensation Plan. Up to 73,695,948 shares of common stock (subject to adjustments in the event of stock splits or similar events) may be issued pursuant to awards granted under the New Plan. The New Plan will allow VITEX to offer competitive compensation to attract and retain top quality personnel, to provide an incentive for them to achieve long-range performance goals, and to enable them to participate in the long-term growth of VITEX. The Board of Directors believes that it is essential for VITEX’s future strength to continue to offer competitive equity compensation to employees. The primary purpose of the New Plan is to compensate former employees of Panacos in a manner substantially consistent with past Panacos performance.

The VITEX Board of Directors recommends a vote FOR the approval of Item 2.

3.	VITEX’s certificate of incorporation currently authorizes 550,000,000 shares of common stock and 1,000,000 shares of preferred stock. On February 11, 2005, 54,475,592 shares of common stock were outstanding.

To complete the merger, 227.5 million shares of VITEX common stock will be issued at the effective time. VITEX has agreed to issue $20,000,000 worth of shares of common stock at a per share price of the lower of $.20 or a 10-day average of the stock price prior to closing and warrants to issue .45 times the number of shares of its common stock issued in the financing. Further, approximately 74,000,000 VITEX shares will be reserved for its issuance under Panacos employee stock options and other stock-based awards and similar purposes. The proceeds of this financing will be used to fund the ongoing operations including clinical trial programs for the merged company.

The VITEX Board of Directors recommends a vote FOR the approval of Item 3.

4.	Under the Securities Purchase Agreement, VITEX will issue $20,000,000 worth of shares of its common stock, at a price per share equal to the lower of $.20 or a 10-day average of the stock price prior to closing, and warrants to purchase .45 times the number of shares of its common stock issued in the financing, exercisable for a five-year period from the date of issuance at a price of $.24 per share, to a group of investors led by Great Point Partners, LLC, including Ampersand and A.M. Pappas, existing investors in VITEX and Panacos. The closing of the financing is conditioned on closing the merger and implementation of a reverse stock split.

The VITEX Board of Directors recommends a vote FOR the approval of Item 4.

5.	VITEX’s certificate of incorporation will be amended to effect a reverse stock split in the range of 1:5 to 1:20. If approved by the VITEX shareholders, the reverse stock split would become effective upon the closing of the merger and financing. The VITEX Board may effect only one reverse split. The Board’s decision to affect a reverse split will be based on a number of factors, including market conditions, existing and expected trading prices for VITEX’s common stock and continued listing requirements for the Nasdaq National Market. Even if approved, VITEX reserves the right not to effect a reverse split. The authorization of a reverse split is a requirement to close the financing pursuant to the terms of the Securities Purchase Agreement previously discussed in item 4.

The VITEX Board of Directors recommends a vote FOR approval of Item 5.

Factors considered by the VITEX Board of Directors in recommending a vote “FOR” the above proposals:

•	The appeal of the anti-infectives area of research targeted by Panacos. VITEX believes that novel anti-infective therapeutics are a logical extension of the clinical development and research activities being conducted by VITEX in its areas of focus. Both companies are focused on developing novel technologies to address important infectious disease threats, and both companies are targeting large commercial opportunities with significant unmet needs. Academic studies have also concluded that anti-infective therapeutics on average have the shortest time to complete clinical development and the highest probability of successfully completing the clinical development process when compared to all other therapeutic categories.

•	Panacos’ promising product pipeline. The merger would provide VITEX with a second program in human clinical trials, in the form of PA-457, along with other Panacos products that are currently in pre-clinical development and testing. Since the announcement of the merger Panacos has achieved several milestones with respect to the clinical development of PA-457 including advancing PA-457 into Phase II clinical testing. The study is expected to be completed and preliminary results reported in the first half of 2005. In January 2005, Panacos announced that the FDA has granted Fast Track designation for PA-457. Fast Track is a process designed to expedite development and approval of new drugs that may have the potential to improve treatment for serious or life-threatening diseases.

•	The potential to attract increased investor interest as a combined company. VITEX believes that a company with more potential to achieve significant near-term milestones will be more attractive to investors. Investors experienced in investing in companies with anti-infective therapeutics may now be attracted to VITEX. Panacos would also be a source of additional commercial partnerships to fund the ongoing development of PA-457 and other product candidates in pipeline.

•	The established reputations of the Panacos management team. VITEX was familiar with the strong reputations of Panacos management in the discovery and development of novel HIV drugs, and believed that they would make strong contributions to the combined entity.

TRANSCRIPT:

SCRIPT:    (Option 1: shareholder answers “Yes” to all questions)

SSR Introduction:

Good (Morning, afternoon, evening) can I please speak with (Mr./Mrs.)                             ? (Mr./Ms.)                              My name is (Full Name), I am calling on behalf of your current investment with V.I. TECHNOLOGIES. I wanted to confirm that you have received the proxy material for the shareholder meeting scheduled to take place on March 10, 2005. Have you received it?

Shareholder response:

Yes, I believe so.

Shareholder Services Representative:

As a convenience to you, I can record your voting instructions by phone if you would like.

Shareholder:

Yes, that will be fine.

Shareholder Services Representative:

Your Board of Directors is recommending a vote in favor. Would you like to vote along with the recommendations of your board?

Shareholder:

Yes

Shareholder Services Representative:

Thank you, I am recording your (restates voting preference- in favor/against) vote. For confirmation purposes, may I please have your city, state and zip code?

Thank you. You will receive a written confirmation of your voting instructions in the mail.

(Mr./Ms)                              Your vote is very important and your time is greatly appreciated. Thank you and have a nice (morning, afternoon, evening).

(Option 2:    shareholder has not received materials)

SSR Introduction:

Good (Morning/afternoon/evening) May I please speak with (Mr./Mrs.)                             ? (Mr./Ms.)                              My name is (Full Name), I am calling on behalf of your current investment with V.I. TECHNOLOGIES. I wanted to confirm that you have received the proxy material for the shareholder meeting scheduled to take place on March 10, 2005. Have you received it?

Shareholder:

I have the materials, but haven’t had a chance to look at them yet.

Shareholder Services Representative:

I can review the meeting agenda with you now and would be happy to answer any questions you may have.

Once we’re finished, as a convenience to you, I can record your voting instructions by phone.

Shareholder:

That will be fine.

Shareholder Services Representative: (reviews meeting agenda with shareholder and restates the Board’s recommendation)

Would you like to vote with the recommendations of the board?

Shareholder:

Yes, I would

Shareholder Services Representative:

Thank you, I am recording your (in favor) vote. For confirmation purposes, may I please have your city, state and zip code?

Thank you. You will receive a written confirmation of your voting instructions in the mail.

(Mr./Ms)                              Your vote is very important and your time is greatly appreciated. Thank you and have a nice (morning, afternoon, evening).

(Option 3:    shareholder has not received materials, does not wish to vote)

SSR Introduction:

Good (Morning/afternoon/evening) May I please speak with (Mr./Mrs.)                             ? (Mr./Ms.)                              My name is (Full Name), I am calling on behalf of your current investment with V.I. TECHNOLOGIES. I wanted to confirm that you have received the proxy material for the shareholder meeting scheduled to take place on March 10, 2005. Have you received it?

Shareholder:

I have not received the materials

Shareholder Services Representative:

I can have another package sent to you. (Mr./Ms.)                              To insure that we have your correct address, may I please have your city, state and zip code.

Thank you. I’ll call you again next week to be sure you have received the materials.

Once you receive the materials you can contact us to answer any questions you may have and also issue your voting instructions by phone. If you have a pen or pencil handy I’ll give you our toll free number.

That number is 1-800-217-0538. Your time is greatly appreciated. Thank you and have a nice (day/afternoon/evening).